# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 06/25/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane,, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)
- Wafic Rida Said: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 4. Purpose of Transaction
Purpose of transaction: On June 26, 2026, the Reporting Persons filed a Verified Petition for Rule 202 Discovery to Investigate Potential Claims pursuant to Texas Rule of Civil Procedure 202 in the District Court of Dallas County, Texas (the "Verified Petition"). The Verified Petition seeks testimony from witnesses concerning potential wrongdoing at the Issuer, including events and circumstances previously publicly criticized by the Reporting Persons.

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (06/29/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (06/29/2026)